Yambear Bio-Tech, Inc.

3F., No. 10, Yuanxi 2nd Rd.

Pingtung Agricultural Biotechnology Park

Changzhi Township, Pingtung 908

Taiwan, Republic of China

October 3, 2013

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Yambear Bio-Tech, Inc.

Registration Statement on Form S-1

Originally Filed February 14, 2013

File No. 333-186689

Dear Mr. Riedler:

Yambear Bio-Tech, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (SEC File No. 333-186689), as amended, to 10:00 AM, Eastern Daylight Time, on October 4, 2013 or as soon thereafter as possible. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby confirms that it is aware of its obligations under the Act. In addition, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Ryan Nail, attorney with the Chiang Law Offices, P.C., Company counsel, at (415) 488-5581, if you have any questions or concerns regarding this matter.

Sincerely,

/s/ Hsin-Lung Lin

Hsin-Lung Lin

Chief Executive Officer

Yambear Bio-Tech, Inc.

cc:

The Chiang Law Offices, P.C.

1700 North First Street, Suite 343

San Jose, CA 95112